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                                                                    Exhibit 3.3

                [LETTERHEAD OF MASTERMAN, CULBERT & TULLY LLP]

                                                                  June 27, 2001

Salomon Smith Barney Inc.
7 World Trade Center, 40th Floor
New York, New York, 10048

The Chase Manhattan Bank
4 New York Plaza
New York, New York 10004

            Re: Tax Exempt Securities Trust, Massachusetts Trust 77

Ladies and Gentlemen:

  You have requested our opinion with respect to certain issues of Massachusetts personal income tax in connection with the Tax Exempt Securities Trust, Massachusetts Trust 77 (the "Massachusetts Trust") sponsored by Salomon Smith Barney Inc. (the "Sponsor"). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Prospectus dated June 28, 2001 (the "Prospectus").

  In rendering this opinion, we have examined only those portions of the Prospectus relating to the Massachusetts Trust, and we have relied on the accuracy and the completeness of the facts set forth therein and specifically on the opinion of Messrs. Paul, Hastings, Janofsky & Walker LLP, counsel for the Sponsor, that (i) the Massachusetts Trust is not an association taxable as a corporation for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and income received by the Massachusetts Trust that consists of interest excluded from federal gross income under the Code will be excluded from the federal gross income of the Unit Holder of the Massachusetts Trust; (ii) each such Unit Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Massachusetts Trust under the grantor trust rules of sections 671-679 of the Code; and (iii) each Unit Holder of the Massachusetts Trust will be considered to have received his pro rata share of income from Bonds held by the Massachusetts Trust on its receipt by the Massachusetts Trust. In addition, we are relying on certain opinions of bond counsels described below with respect to the underlying Bonds.

  You have advised us of the following information. The Massachusetts Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement of the Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as Evaluator. Each state trust is a separate and distinct trust for all purposes, and the assets of one trust may not be commingled with the assets of any other, nor shall the expenses of any trust be charged against the other. The portfolio of the Massachusetts Trust consists of obligations of issuers located in the Commonwealth of Massachusetts. All securities acquired by the Massachusetts Trust were accompanied by copies of opinions of bond counsel to the issuing governmental authorities given at the time of original delivery of the bonds to the effect that the interest thereon is excluded from gross income for federal income tax purposes and is exempt from Massachusetts personal income taxation. We have assumed that nothing has occurred since the time of original delivery of the bonds which would cause such interest income to become includable in gross income for federal income or Massachusetts personal tax purposes. We have not made any independent review of the proceedings relating to the issuance of the bonds or the basis for such opinions, and we express no opinion on such matters.

  Based on the foregoing, it is our opinion that:

    1. For Massachusetts income tax purposes, the Massachusetts Trust will be classified as a fixed investment trust under Massachusetts regulations and, therefore, will not be subject as an entity to Massachusetts income taxation.
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June 27, 2001
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    2. Unit Holders who are subject to Massachusetts personal income taxation will not be required to include their share of the earnings of the Massachusetts Trust in their Massachusetts gross income to the extent that such earnings represent interest received by the Massachusetts Trust on obligations issued by Massachusetts, its political subdivisions or their agencies or instrumentalities the interest on which is exempt from taxation under Massachusetts law, and on obligations issued by the Government of Puerto Rico or by the Government of Guam.

    3. Gains and losses of the Massachusetts Trust, to the extent included in the federal gross income of Unit Holders who are subject to Massachusetts personal income taxation, will be included as gains and losses in the Unit Holders' Massachusetts gross income, except those gains and losses attributable to obligations held by the Massachusetts Trust which are issued pursuant to statutes specifically exempting gains from Massachusetts income taxation.

    4. Unit Holders who are subject to Massachusetts personal income taxation will include gains and losses realized upon the sale, redemption or other disposition of Units of the Massachusetts Trust in their Massachusetts gross income to the extent included in the federal gross income of the Unit Holders, except those gains and losses attributable to obligations held by the Massachusetts Trust which are issued pursuant to statutes specifically exempting gains from Massachusetts income taxation.

    5. Distributions to Unit Holders who are subject to Massachusetts personal income taxation will be subject to income taxation only to the extent provided in paragraphs numbered 2, 3 and 4 above.

  The opinions expressed above apply only to Unit Holders who are individuals. In addition, these opinions assume that the Massachusetts Trust is classified as a trust, commonly known as a fixed investment trust, within the meaning of
Section 301-7701-4(c) of Title 26 of the Code of Federal Regulations.

  Our opinion is based on current provisions of the laws cited herein. Any changes in such laws, the regulation or interpretations relating to such laws may affect the continuing validity of the opinion set forth herein.

  We consent to the filing of this opinion as an Exhibit to the Registration Statement No. 333-60669 filed under the Securities Act of 1933, as amended (the "Registration Statement"), and to the references to this firm in the Registration Statement under the heading "Massachusetts Trust--Massachusetts Taxes."

  This letter is furnished by us solely for your benefit in connection with the Registration Statement for the public offering of interests in the Massachusetts Trust, and this letter may not be relied upon by any other person without our prior written consent.

                                          Very truly yours,



                                          /s/ Masterman, Culbert & Tully LLP



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